SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 10)

Walter Industries, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

93317 Q 10 5
(CUSIP Number)

Gary P. Kreider, Esq.
Keating, Muething & Klekamp, P.L.L.One
East Fourth Street, 14th Floor
Cincinnati, Ohio 45202
(513) 579-6411
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 11, 2003
(Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box . [  ]

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 93317 Q 10 5                    13D                  Page 2 of 4 Pages
--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          The Asbestos Settlement Trust     59-3304089
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
          N/A                                                         (b)  [ ]
--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS*

             N/A
--------- ----------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          [ ]
          PURSUANT TO ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

             Florida
---------------------------- ------- -------------------------------------------
                              7      SOLE VOTING POWER

        NUMBER OF                    2,154,100
         SHARES
      BENEFICIALLY            ------- ------------------------------------------
        OWNED BY
          EACH                8      SHARED VOTING POWER
        REPORTING
       PERSON WITH            ------- ------------------------------------------

                              9      SOLE DISPOSITIVE POWER

                                     2,154,100
                             ------- -------------------------------------------

                             10      SHARED DISPOSITIVE POWER

--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,154,100
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.9%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
             00
--------- ----------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7,
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Page 3 of 4 Pages

                     This Amendment No. 10 further amends the Schedule 13D in the following respects:

Item 5.      Interest in Securities of Issuer.

(a)	See page 2, nos. 11 and 13.

(b)	See page 2, nos. 7-10.

(c)	Since Amendment No. 9 to the Schedule 13D, the Trust sold 441,068 shares of Walter Industries, Inc. Common Stock through open market sales. After the sales, the Trust owns 2,154,100 shares, or approximately 4.9%, of the outstanding Common Stock of Walter Industries, Inc. The following transactions were effected since May 6, 2003 by the Trust:

Sale Date	No. of Shares Sold	Price
6/2/03	42,200	$11.8013
6/3/03	286,150	$11.3999
7/10/03	36,418	$12.1282
7/11/03	25,300	$12.102
7/14/03	51,000	$12.1207

(d)	None

(e)	The Trust ceased to be the beneficial owner of more than 5% of the Common Stock of Walter Industries, In. on July 11, 2003.

Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of his respective knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: July 14, 2003	THE ASBESTOS SETTLEMENT TRUST Sharon M. Meadows, Trustee By: /s/ Gary P. Kreider as Attorney-in-Fact Gary P. Kreider, Attorney-in-Fact